SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: July 05, 2004

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA STR.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On July 01, 2004, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the “Company”) announced audited results for the full year, ended December 31, 2003, in accordance with International Financial Reporting Standards (IAS). A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 05, 2004	By: /signed/ Dmitry Ye. Yerokhin Name: Dmitry Ye. Yerokhin Title: General Director (CEO)

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced audited results for the full year, ended December 31, 2003, in accordance with International Financial Reporting Standards (IAS).

Exhibit 99

For immediate release

ROSTELECOM REPORTS DOUBLE-DIGIT GROWTH IN REVENUE AND OIBDA 1 FOR THE FULL YEAR 2003, DRIVEN BY TRAFFIC GROWTH, STRONGER COMPETITIVE POSITION AND SETTLEMENT SYSTEM REFORM

Moscow – July 01, 2004 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP) , Russia’s national long-distance telecommunications operator, today announced audited results for the full year, ended December 31, 2003 in accordance with International Financial Reporting Standards (IAS):

  Consolidated revenue for the full year 2003 increased by 24.1% to USD 1,039.1 2 million;
  Excluding the effect of the introduction of the new settlement system3, consolidated revenue totaled USD 942.4 million, an increase of 12.6% year-on-year;
  Domestic long-distance traffic rose 15.2% versus 2002;
  International outgoing traffic grew 7.2% while international incoming traffic grew 24.1% in 2003;
  Full year 2003 OIBDA amounted to USD 385.3 million, an increase of 11.9% year-on-year;
  Operating profit surged 36.8% year-on-year to USD 109.2 million.

Rostelecom's CEO Dmitry Yerokhin commented: "2003 marked an important shift in our priorities from restructuring to growth. Rostelecom achieved its key objective - a strong increase in traffic and revenues - thanks to the growth of the Russian telecoms market and intensive efforts to increase the Company's competitiveness.

Rostelecom maintained its leadership in the regions, stabilized its position in Moscow, and increased its share of incoming international traffic. The Company also enhanced operational efficiency, reduced debt and disposed of underperforming and non-core assets to increase its focus.

In 2004, our goals are to further strengthen the Company's position in the Russian telecommunications market, increasing revenues and efficiency levels while playing an active role in industry reform."

[1]

OIBDA is a non-U.S. GAAP financial measure, which the Company defines as operating income before depreciation, amortization and loss on disposal of PPE. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP.

[2]

In order to ensure comparability of Rostelecom's performance to peer companies, all absolute figures in the profit and loss statements and the balance sheets, included in the text of the press release as well as Appendices I and II, are stated in US dollars (USD). To calculate the dollar amounts of the profit and loss statements for the year 2002, inflated rubles as reported in the full version of the consolidated financial statements for the period were deinflated and translated into USD using average inflation indices and exchange rates except for non-monetary items (depreciation and loss on sale of property, plant and equipment) which were deinflated using historical inflation indices. Audited balance sheets items at December 31, 2002 were translated into USD using end-of-the-period exchange rate except for non-monetary items (PPE, long-term investments, inventory, minority interest, deferred taxes, share capital and retained earnings), which were translated into USD using historical exchange rates. Characteristics of economic position of the Russian Federation demonstrate that beginning January 1, 2003 its economy ceased to be hyperinflationary. Respectively, beginning January 1, 2003, the Group did not use provisions of IAS 29 "Financial Reporting in Hyperinflationary Economies", and all ruble figures in the official consolidated financial statements for 2003 have not been adjusted for inflation. To calculate the dollar amounts of the consolidated financial statements for 2003, ruble amounts were translated into USD using average exchange rate (for P'n'L items) and end-of-the-period exchange rate (for monetary balance sheets items).

[3]

Rostelecom financial results for the full year 2003 take into account the introduction of the new settlement system for domestic long-distance traffic transit in August 2003. In order to ensure comparability this press-release also contains comparable figures for the full year 2003 in accordance with the old settlement system.

Financial highlights[1]

USD million	2003	2002	% change, y-o-y
USD / RUR rate	30.69	31.35	-
Inflation index applied to monetary items	-	1.062425	-

Revenue	1,039.1	837.3	24.1%
Revenue (excluding the effect of the new settlement system)	942.4	837.3	12.6%
Operating expenses	929.9	757.5	22.8%
Operating expenses (excluding the effect of the new
settlement system)	840.1	757.5	10.9%
Depreciation	241.0	252.1	-4.4%
Loss on disposal of property, plant and equipment	35.1	12.5	182.2%
OIBDA	385.3	344.4	11.9%
OIBDA margin, %	37.1%	41.1%	-
Operating income	109.2	79.8	36.8%
Operating margin, %	10.5%	9.5%	-
Net loss from discontinued operations, net of tax	(101.3)	(67.6)	49.9%
Net profit	40.6	37.2	9.2%
Net margin, %	3.9%	4.4%	-

Consolidated revenue for the full year 2003 increased by 24.1% to USD 1,039.1 million; or 12.6% to USD 942.4 million excluding the effect of the introduction of the new settlement system. Domestic long-distance traffic rose 15.2% year-on-year, while outgoing international traffic - by 7.2% as Rostelecom strengthened its leadership in the regions and stabilized its position in the Moscow market. Competitive new tariff policies in Moscow and the benefits of the new settlement system with regional operators contributed to traffic and revenue growth. Rostelecom also substantially strengthened its competitive position in the international operators' market, gaining market share and delivering impressive incoming traffic growth of 24.1%.

A major milestone of 2003 was the reform of the settlement system for domestic long-distance traffic. The new system represents an important step in the development of a rational, market-based telecom sector. It significantly increased the transparency and accuracy of settlements and enabled Rostelecom to capture a greater share of traffic on its network. The introduction of the new settlement produced a USD 96.7 million positive effect on 2003 revenues and USD (89.8) million effect on operating costs.

Traffic growth resulted in higher payments to operators; and increases in salaries to achieve market levels also contributed to the rise in operating costs. Despite this, full year 2003 OIBDA increased 11.9% year-on-year to USD 385.3 million.

In 2003 the Company continued to optimize its assets structure, including discontinuation of usage of underperforming and inefficient assets and equipment. These efforts explain growth in non-cash loss on sale of property, plant and equipment. This had a negative effect on operating profit this year but will have a positive impact on cash generation in future years. Rostelecom also further reduced headcount by 13% year-on-year thanks to its asset optimization program and business-processes improvements. At December 31, 2003 the Company's headcount amounted to 26,742.

In 2003 Rostelecom continued to improve balance sheet structure including optimization of corporate debt and disposal of non-core assets. In the first half of 2003 Rostelecom restructured its overdue Yen-denominated debt (principal and accrued interest) totaling an equivalent of approximately USD 100 million to the Ministry of Finance. As a result, penalties and fines accrued on the debt were written off, producing a positive impact of USD 24 million in non-operating income.

In the second half of 2003 Rostelecom sold its stake in RTC-Leasing, optimizing the Company's business portfolio, while selling a non-core asset on favorable terms and reducing debt and credit risk. More details on consolidation of RTC-Leasing and the sale are provided below.

Consolidated net income for the full year 2003 totaled USD 40.6 million, an increase of 9.2% year-on-year.

In 2003 Rostelecom continued to invest in modernization and expansion of its nationwide network. Full year capital expenditures increased by 35% to USD 108 million compared to 2002, and investments are projected to increase to USD 170 million this year.

The key aim of the Company's investment program is to secure its leading market position and support future growth. As we have stated earlier, in 2004 we expect domestic and international long-distance traffic growth of at least 10% and incoming international traffic growth of at least 20%. Non-consolidated revenue excluding the effect of the new settlement system is expected to grow by 11%.

Sale of RTC-Leasing

In the fourth quarter of 2003 the Company sold its stake in RTC-Leasing. Thus, the consolidated financial statements include the results of RTC-Leasing until December 1, 2003. In accordance with IFRS requirements, the results of RTC-Leasing are shown separately as a net loss from discontinued operations, net of tax in the attached P'n'L statements for 2002 and 2003.

As a result of the sale and restructuring of leasing obligations, Rostelecom's consolidated debt decreased by USD 51.7 million. This represents the excess of RTC-Leasing's debt to third parties (consolidated previously) over accounts payable by Rostelecom to RTC-Leasing as of December 1, 2003.

Deconsolidation of RTC-Leasing will have a positive impact on Rostelecom's reported results in future years. As RTC-Leasing's sales were mainly to Rostelecom, while expenses were incurred from the third parties, the elimination of inter-company transactions upon consolidation historically had negative impact on Rostelecom's financials. Combined with the minority interest expense this produced a negative effect on Rostelecom's consolidated net profit of approximately USD 70 million per annum.

Despite the sale of stake in RTC-Leasing, Rostelecom has maintained significant influence over RTComm.RU, and as such continues to consolidate RTComm.RU's financial results.

Domestic Long-Distance (DLD) Services to Russian Subscribers and Operators
Stable Traffic Growth from Russian Operators and Optimization of Tariff Policy in the Moscow Market Resulted in Revenue Surge

Non-consolidated DLD revenues for 2003 amounted to USD 422.6 million, a year-on-year increase of 49.6%. Excluding the effect of the new settlement system, DLD revenue increased by 15.4% to USD 326.0 million. DLD traffic grew by 15.2% to 8,219.6 million minutes.

DLD traffic from Russian operators increased by 16.7% to 6,914.0 million minutes. 2003 non-consolidated revenues from Russian operators for DLD traffic transit amounted to USD 302.8 million, a year-on-year increase of 71.1%. Excluding the effect of the new settlement system, revenue increased by 16.5% to USD 206.1 million (the effect amounted to USD 96.7 million).

2003 DLD revenues from Moscow subscribers increased by 13.6% to USD 119.9 million. This was accompanied by traffic growth of 7.8% over the same period a year ago to 1,305.5 million minutes. Tariff rebalancing for Moscow subscribers in May 2003 led to growth in traffic and revenues.

International Long Distance (ILD) Services to Russian Subscribers and Operators
Active Cooperation with Moscow Subscribers and Alternative Operators Reversed ILD Revenue Decline

Marketing efforts aimed at strengthening Rostelecom's competitive position succeeded in reversing ILD revenue declines of previous years. Non-consolidated ILD revenues from Russian operators and subscribers for 2003 totaled USD 263.1 million, a year-on-year increase of 3.3%, whereas in 2002 revenues declined by 11.2%. Outgoing ILD traffic grew by 7.2% to 1,323.4 million minutes.

Outgoing ILD traffic from Russian operators for 2003 increased by 10.5% to 985.6 million minutes. 2003 non-consolidated revenues from Russian operators for ILD traffic transit amounted to USD 164.5 million, an increase of 9.0% year-on-year.

In 2003 the Company succeeded in stabilizing its position in the Moscow market. ILD traffic from subscribers decreased by 1.5% to 337.8 million minutes (in 2002 ILD traffic declined by 13.9%). 2003 ILD revenues from subscribers in Moscow declined by 5.1% year-on-year, totaling USD 98.6 million, whereas in 2002 outgoing ILD revenues from Moscow subscribers fell by 24.6%.

Incoming ILD Traffic Termination Services to International Operators
Strong Growth in Traffic Volume and Market Share

Active cooperation with international operators continued to deliver results: the incoming ILD traffic growth rate doubled in 2003 compared to 2002 from 12% to 24.1%. Incoming traffic volume amounted to 1,207.4 million minutes, reflecting Rostelecom's growing market share. Revenues from international operators for the termination of incoming ILD traffic declined by 1.2% year-on-year to USD 126.1 million.

Non-consolidated traffic and revenue dynamics

	2003	2002	% change, y-o-y
DLD traffic
Traffic, mln min	8,219.6	7,136.2	15.2%
Revenue, USD min	422.6	282.5	49.6%
Revenue(excluding the effect of the new settlement system), USD min	326.0	282.5	15.4%

Subscribers
Traffic, mln min	1,305.5	1,211.2	7.8%
Revenue, USD min	119.9	105.5	13.6%
Local operators
Traffic, mln min	6,914.0	5,925.0	16.7%
Revenue, USD min	302.8	177.0	71.1%
Revenue(excluding the effect of the new settlement system), USD min	206.1	177.0	16.5%

Outgoing ILD traffic
Traffic, mln min	1,323.4	1,234.6	7.2%
Revenue, USD min	263.1	254.8	3.3%

Subscribers
Traffic, mln min	337.8	343.0	-1.5%
Revenue, USD min	98.6	103.9	-5.1%
Local operators
Traffic, mln min	985.6	891.6	10.5%
Revenue, USD min	164.5	150.9	9.0%

International operators
Traffic, mln min	1,207.4	973.3	24.1%
Revenue, USD min	126.1	127.6	-1.2%

Consolidation Effect on Revenue

The 2003 consolidated financial results include third-party revenues of subsidiaries in the total amount of USD 52.6 million, USD 44.8 million of which represent third-party revenues of RTComm.RU. As we have mentioned above, Rostelecom maintained significant influence over RTComm.RU and continues to consolidate its financial results. RTC-Leasing's results are excluded from the revenue items of the financial statements for 2003 and 2002 presented herein.

Operating Expenses

Total operating expenses for the full year 2003 amounted to USD 929.9 million - a year-on-year increase of 22.8%. Excluding the effect of the new settlement system, operating expenses increased by 10.9% to USD 840.1 million. Operating expenses rose due to growth in payments to operators, increased staff costs and an increase in losses from the sale of property, plant and equipment.

Payments to Russian operators more than tripled in 2003 and amounted to USD 155.8 million. Excluding the effect of the new settlement system, payments increased by 28.7% to USD 65.9 million. Apart from the rapid surge in traffic, the growth is due to increased RTComm.RU's payments to third parties, lower-than-normal payments to MGTS at the beginning of 2002 and the introduction of alternative satellite channels.

Payments to international operators grew by 11.0% and amounted to USD 192.7 million. The increase in payments was driven by the growth in outgoing ILD traffic as well as increased effective settlement rate due to changes in the mix of outgoing traffic to more costly destinations.

Although the Company's headcount was reduced by 13% to 26,742 in 2003, staff costs for the full year 2003 totaled USD 128.6 million, an increase of 23.2% year-on-year. This was mainly due to salary increases for key professionals as well as efforts to bring average salaries in line with the market.

As a result OIBDA totaled USD 385.3 million, an increase of 11.9% year-on-year.

Depreciation charges decreased by 4.4% and amounted to USD 241.0 million. The decrease is due to the fact that in the fourth quarter of 2002 the Company revised the terms of the useful life of some of its assets and consequently started applying higher depreciation rates to those assets, which led to an increase in 2002 depreciation charges.

Non-cash loss on disposal of property, plant and equipment more than tripled in 2003 to USD 35.1 million. The increase was due to decommissioning of analogue lines and other underperforming assets.

Thus, the full year 2003 operating income amounted to USD 109.2 million, an increase of 36.8% year-on-year.

Other Income/Loss

Other income for 2003 amounted to USD 56.6 million compared to USD 41.5 for the previous year. This positive trend is due to the restructuring of USD 24 million of Company debt to the Ministry of Finance, as well as positive dynamics in net interest income and foreign exchange gains.

Net interest income amounted to USD 6.5 million compared to net interest expense of USD 1.1 million for 2002. The improvement is due to a surge in short-term deposits as well as a decrease in debt.

In 2002 the foreign exchange loss totaled USD 18.1 million while in 2003 the foreign exchange gain amounted to USD 8.4 million due to the strengthening of the Russian ruble against the dollar and Japanese yen.

Income Tax

The income tax expense amounted to USD 28.3 million, a year-on-year decrease of 0.5%.

Minority Interest

Minority interest expense amounted to USD 2.3 million in 2003 compared to minority interest gain of USD 2.5 million in 2002. The movement in minority interest is due to net income reported by RTComm.RU in 2003 compared to a net loss shown in 2002. As mentioned above, RTC-Leasing's results are excluded from the minority interest items of the financial statements for 2003 and 2002 presented herein.

Result from discontinued operations Net loss from discontinued operations, net of tax includes results of RTC-Leasing and its subsidiaries, which represent leasing and banking and investing segments. Loss from discontinued operations for 2003 amounted to USD 101.3 million versus USD 67.6 million in 2002. Growth is partially explained by a non-cash write-down of the difference between the carrying amount of leased telecommunications equipment restated for hyperinflation (in accordance with IAS 29 applied in the previous years) and its fair value.

Net profit

Consolidated net profit for the full year 2003 totaled USD 40.6 million, an increase of 9.2% year-on-year.

Rostelecom will host a webcast of the FY 2003 results conference call on July 2, 2004 beginning at 9 AM (Eastern US) / 2 PM (London) / 5 PM (Moscow). The webcast will be available both live, and for replay purposes, on the Investor Center of Rostelecom's website at www.rt.ru/en/icenter .

Appendices:

I.	Consolidated profit and loss statements for the year ended December 31, 2002 and December 31, 2003 in USD;
II.	Condensed consolidated balance sheets as of December 31, 2002 and December 31, 2003 in USD.

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom IR Team
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru

Appendix I

Consolidated Profit and Loss Statements for the years ended December 31, 2002 and December 31, 2003, in USD million1

USD million	2002	2003	% change, y-o-y

USD / RUR rate	31.35	30.69	-
Inflation index applied to monetary items	1.062425	-	-

Revenue from local operators	383.0	534.9	39.6%
Revenue from local operators (excluding the effect of the new settlement system)	383.0	438.2	14.4%
ILD	150.9	168.5	11.7%
DLD	177.0	295.4	63.9%
DLD (excluding the effect of the new settlement system)	177.0	198.8	12.3%
Other[2]	55.2	71.0	28.6%
Revenue from subscribers	275.3	303.7	10.3%
ILD	103.9	98.6	-5.1%
DLD	105.5	119.9	13.6%
Internet	25.5	34.5	35.5%
Other[2]	40.4	50.6	25.2%
Revenue from international operators	153.1	146.1	-4.6%
Telephone	127.6	126.1	-1.2%
Telex, telegraph, etc.	25.5	19.9	-21.9%
Other	25.8	54.5	111.1%
Total revenue	837.3	1,039.1	24.1%
Total revenue (excluding the effect of the new settlement system)	837.3	942.4	12.6%
Payments to international operators	(173.5)	(192.7)	11.0%
Payments to Russian operators	(51.3)	(155.8)	203.9%
Payments to Russian operators (excluding the effect of the new settlement system)	(51.3)	(65.9)	28.7%
Wages, salaries, etc.	(104.4)	(128.6)	23.2%
Taxes other than on income	(23.8)	(16.5)	-30.6%
Bad debt (expense) /recovery	(26.2)	(11.0)	-58.2%
Other operating expenses	(113.7)	(149.3)	31.3%
Total operating expenses before depreciation and loss on disposal of PP'n'E	(492.9)	(653.8)	32.6%
Total operating expenses before depreciation and loss on disposal of PP'n'E (excluding the effect of the new settlement system)	(492.9)	(564.0)	14.4%
OIBDA	344.4	385.3	11.9%
OIBDA margin, %	41.1%	37.1%	-
Depreciation	(252.1)	(241.0)	-4.4%
Loss on disposal of PP'n'E	(12.5)	(35.1)	-182.2%
Total operating expenses	(757.5)	(929.9)	22.8%
Total operating expenses (excluding the effect of the new settlement system)	(757.5)	(840.1)	10.9%
Operating profit	79.8	109.2	36.8%
Operating margin, %	9.5%	10.5%	-
Gain /(loss) from associates (excl.related tax)	9.4	6.7	-28.5%
Interest expense	(10.4)	(6.6)	-37.0%
Interest income	9.3	13.1	40.7%
Foreign exchange (loss) /gain	(18.1)	8.4	-146.6%
Other non-operating income (loss)	60.8	41.7	-31.4%
Non-operating income (loss)	41.5	56.6	36.3%
Income before tax and minority interest	130.8	172.5	31.9%
Current tax charge	(70.9)	(65.2)	-8.1%
Deferred tax benefit /(charge)	45.9	39.9	-13.1%
Share in income taxes of associates	(3.5)	(3.0)	-13.2%
Income tax (expense) /benefit	(28.5)	(28.3)	-0.5%
Income /(loss) after taxation	102.3	144.2	40.9%
Minority interest	2.5	(2.3)	-192.6%
Net income /(loss)from continuing operations	104.8	141.9	35.4%
Net loss from discontinued operations	(67.6)	(101.3)	49.9%
Net income /(loss)	37.2	40.6	9.2%

[1]

To calculate the dollar amounts of the profit and loss statements for 2002, inflated rubles as reported in the full version of the consolidated financial statements for the period were deinflated and translated into USD using average inflation indices and exchange rates except for non-monetary items (depreciation and loss on sale of property, plant and equipment) which were deinflated using historical inflation indices.
Characteristics of economic position of the Russian Federation demonstrate that beginning January 1, 2003 its economy ceased to be hyperinflationary. Respectively, beginning January 1, 2003, the Group does not use provisions of IAS 29 "Financial Reporting in Hyperinflationary Economies", and all ruble figures in the official consolidated financial statements for 2003 have not been adjusted for inflation while inflation index for 2002 is 1.062425. To calculate the dollar amounts of the profit and loss statements for 2003, ruble amounts were translated into USD using exchange rate USD/RUR 31.35 for 2003 and USD/RUR 30.69 for 2002.

[2]

Beginning 2003 reported revenue for television and radio broadcasting transit was classified as other revenues from subscribers. Previously, this revenue had been classified as other revenues from local operators. In order to ensure comparability, figures in the profit and loss statements for 2002 were adjusted accordingly.

Appendix II

Condensed consolidated balance sheets as of December 31, 2002 and December 31, 2003, in USD million1

USD million	December 31, 2002	December 31, 2003	% change, y-o-y
USD/RUR rate	31.78	29.45

ASSETS
Non-current Assets	1,811	1,522	-16%
Property, plant and equipment	1,629	1,449	-11%
Current Assets	529	479	-10%
Accounts receivable, net	271	282	4%
Bad debt provision	77	82	7%
Short-term investments	144	94	-35%
Cash and cash equivalents	115	86	-25%
Total Assets	2,340	2,000	-15%

SHAREHOLDERS' EQUITY, MINORITY INTEREST AND LIABILITIES

Shareholders' equity	1,430	1,447	1%
Minority interest	88	6	-93%
Current liabilities	456	254	-44%
Current portion of interest bearing loans	143	66	-54%
Short-term borrowings	48	0	-100%
Non-current liabilities	366	293	-20%
Interest bearing loans - net of current portion	73	56	-24%
Deferred tax liabilities	285	225	-21%
Total Liabilities	822	548	-33%
Total Shareholders' equity, Minority interest and Liabilities	2,340	2,000	-15%

Net debt[2]	5	-58	n/a

[1]

Balance sheets items at December 31, 2002 and December 31, 2003, were translated into USD using end-of-the-period exchange rates (31.78 at December 31, 2002 and 29.45 at December 31, 2003) except for non-monetary items (PP'n'E, long-term investments, inventory, minority interest, deferred taxes, share capital and retained earnings), which were translated into USD using historical exchange rates.

[2]	Net debt is calculated as the sum of interest bearing loans and short-term borrowings minus cash and cash equivalents and short-term investments.